FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                  17 May, 2007



                               File no. 0-17630


                              Holding(s) in Company



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Holding(s) in Company





                            CRH plc ("the Company")

                            -----------------------


The Company received notification today, 17th May 2007, from Bank of Ireland Asset Management Limited that, as at 16th May 2007, they had an interest in 32,696,800 Ordinary Shares of CRH plc, representing 5.99 per cent of the Company's issued Ordinary Share Capital. The notification states the shares are registered in nominee company names, as listed below, as registered owner only on behalf of a range of clients who are the beneficial owners:



BNY Custodial Nominees Limited                              414,861

Vidacos Nominees Limited                                      8,193

Bank of Ireland Nominees Limited                         30,508,255

Nortrust Nominees Limited                                 1,263,837

ROY Nominees Limited                                        443,379

Mellon Nominees Limited                                      58,275







Contact
Neil Colgan
Assistant Company Secretary
Tel: 00 3531 6344340





                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  CRH public limited company
                                                         (Registrant)





Date:  17 May, 2007



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director